

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 29, 2024

R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **MPT Operating Partnership, L.P.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-32559**

Dear R. Steven Hamner:

We issued a comment on the above captioned filings on January 9, 2024. On January 25, 2024, we issued a follow-up letter informing you that comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Kevin Hanna